SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 20, 2004

CORUS GROUP plc
(Translation of Registrant’s Name into English)

30 Millbank
London SW1P 4WY England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        No X

(Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        No X

(Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes        No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: September 20, 2004	By	Theresa Robinson

Name: Mrs T Robinson
Group Secretariat Co-ordinator

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
PERSONS

1.  Name of company

     Corus Group plc

2.  Name of director

      Mr Andrew Mackenzie Robb

3.   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

      Beneficial

  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

      Mr Andrew Mackenzie Robb

5.   Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6.   Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

      Purchase

7.   Number of shares / amount of stock acquired

      30,000

8.   Percentage of issued class

      0.000676

9.  Number of shares/amount of stock disposed

     N/A

10.  Percentage of issued class

       N/A

11.  Class of security

       Ordinary shares of 10p

12.  Price per share

       52.75p

13.  Date of transaction

       17/09/04

14.  Date company informed

       20/09/04

15.  Total holding following this notification

       50,000

16.  Total percentage holding of issued class following this notification

       0.001127

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

18.  Period during which or date on which exercisable

19.  Total amount paid (if any) for grant of the option

20.  Description of shares or debentures involved: class, number

21.   Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22.   Total number of shares or debentures over which options held following this notification

23.   Any additional information

24.   Name of contact and telephone number for queries

        Theresa Robinson 020 7717 4528

    Name and signature of authorised company official responsible for making this notification

         Theresa Robinson

    Date of Notification

         20/09/04

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.